UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                                 (Amendment No. 1)

                    Under the Securities Exchange Act of 1934


                 CYBERNET INTERNET SERVICES INTERNATIONAL, INC.
                                (Name of Issuer)

                    Common Stock, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                   232503 102
                                 (CUSIP Number)

                                Michael J. Smith
                        17 Dame Street, Dublin 2, Ireland
                            Telephone (3531) 679 1688
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                November 2, 2001
            (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

CUSIP  No.     232503  102
               -----------

1)   Names  of  Reporting  Persons/I.R.S. Identification Nos. of Above Persons

         MFC  BANCORP  LTD.
     -------------------------------------------------------------------------

2)   Check  the  Appropriate  Box  if  a  Member  of  a  Group

     (a)   [    ]
     (b)   [    ]

3)   SEC  Use  Only
                     ---------------------------------------------------------
4)   Source  of  Funds     00
                         -----------------------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

     -------------------------------------------------------------------------

6)   Citizenship  or  Place  of  Organization     YUKON  TERRITORY,  CANADA
                                                ------------------------------

     Number  of               (7)  Sole  Voting  Power     6,872,796
                                                         ---------------------
     Shares  Bene-
     ficially                 (8)  Shared  Voting  Power     0
                                                           -------------------
     Owned  by
     Each  Reporting          (9)  Sole  Dispositive  Power       0
                                                                --------------
     Person
     With                    (10)  Shared  Dispositive  Power     0
                                                                --------------

11)  Aggregate  Amount  Beneficially  Owned  by  Each  Reporting  Person
         6,872,796
       -----------------------------------------------------------------------

12)  Check  if  the  Aggregate  Amount  in  Row  (11) Excludes Certain Shares

     -------------------------------------------------------------------------

13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)    25.9%
                                                                 -------------

14)  Type  of  Reporting  Person       CO
                                   -------------------------------------------

This Amendment No.1 to Schedule 13D (the "Schedule 13D/A") amends the
Schedule 13D of MFC Bancorp Ltd. ("MFC") dated November 7, 2001 to provide additional information under Item 3.

ITEM  1.     SECURITY  AND  ISSUER.

This Statement relates to shares of common stock, par value $0.01 per share ("Shares") of Cybernet Internet Services International, Inc. (the "Company").

The principal executive offices of the Company are located at Stefan-George-Ring 19-23, 81929 Munich, Germany.

ITEM  2.     IDENTITY  AND  BACKGROUND.

This statement is filed on behalf of MFC. MFC operates in the financial services segment and has an address at 17 Dame Street, Dublin 2, Ireland. See Item 6 on page 2 of this Schedule 13D/A for the jurisdiction of organization of MFC.

The following table lists the names, citizenships, principal business addresses and principal occupations of the executive officers and directors of MFC.




                          RESIDENCE OR             PRINCIPAL
NAME                    BUSINESS ADDRESS           OCCUPATION        CITIZENSHIP
----                    -----------------          ----------        -----------
Michael J. Smith        17 Dame Street,            Director,         British
                        Dublin 2, Ireland          President and
                                                   Executive
                                                   Chief
                                                   Officer of
                                                   MFC

Roy Zanatta             Suite 1620 -               Director          Canadian
                        400 Burrard Street,        and
                        Vancouver,                 Secretary of
                        British Columbia,          MFC
                        Canada, V6C 3A6

Sok Chu Kim             1071 - 59 Namhyun-         Director          Korean
                        Dong, Gwanak-Kn,           of Korea
                        Seoul, Korea               Liberalization
                                                   Fund Ltd.

Julius Mallin           256 Jarvis Street,         Retired           Canadian
                        Apt. 8D,                   Businessman
                        Toronto, Ontario,
                        Canada  M5B 2J4

Oq-Hyun Chin            3,4 Floor,                 Business          Korean
                        Kyung Am Bldg.,            Advisor, The
                        831-28 Yeoksam-Dong,       Art Group
                        Kangnam-Ku, Seoul,         Architects &
                        Korea                      Engineers Ltd.

Dr. Stefan Feuerstein   Charlottenstrasse 59,      Director          German
                        D-10117 Berlin,            and President
                        Germany                    of MFC Capital
                                                   Partners AG



During the last five years, neither MFC nor, to its knowledge, any of its officers or directors, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM  3.     SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

On November 2, 2001, MFC, Holger Timm and Ventegis Capital AG ("Ventegis"), and Consors Bank AG (the "Depositary") entered into an agreement (the "Agreement") dated for reference October 29, 2001 pursuant to which it was granted voting rights for the term of the Agreement with respect to 6,872,796 Shares deposited by Holger Timm and Ventegis with the Depositary. MFC will retain such voting rights until the Shares deposited with the Depositary are delivered to the holders of voting trust certificates representing such Shares upon the termination of the Agreement. Ventegis and Holger Timm granted MFC voting power over Shares of the Company to allow MFC to actively influence the strategy and policy of the Company, including potentially electing MFC's slate of directors who may be able to preserve and enhance shareholder value more effectively than the current directors of the Company. The Agreement is filed as Exhibit 1 to this Schedule 13D/A and is incorporated herein by reference.

ITEM  4.     PURPOSE  OF  TRANSACTION.

MFC was granted voting rights with respect to the 6,872,796 Shares in connection with an agreement to assist Ventegis to restructure and act as a financial advisor to the Company. Except as otherwise disclosed, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have the intention of acquiring beneficial ownership over additional Shares, although MFC reserves the right to make additional purchases on the open market, in private transactions and from treasury.

As part of MFC's ongoing review of its interest in the Shares, MFC is currently exploring and may explore from time to time in the future a variety of alternatives, including, without limitation: (a) the acquisition of securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Company; (e) any material change in the present capitalization of the Company; (f) any other material change in the Company's business or corporate structure; or (g) any action similar to any of those enumerated above. There is no assurance that MFC will develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which MFC may pursue will depend on a variety of factors, including, without limitation, current and anticipated future trading prices for the securities of the Company, the financial condition, results of operations and prospect of the Company and general economic, financial market and industry conditions. MFC has requested, and will be seeking, representation on the Board of Directors of the Company either through appointment or shareholders' meeting, which may result in a change in the management of the Company.

Except as otherwise disclosed, neither MFC nor, to the knowledge of MFC, any of its directors or executive officers, have any plans or proposals to effect any of the transactions listed in Item 4(a) - (j) of Schedule 13D.

ITEM  5.     INTEREST  IN  SECURITIES  OF  THE  ISSUER.

As a result of the Agreement, MFC has the sole power to direct the vote of, and accordingly has beneficial ownership of, in aggregate 6,872,796 Shares, representing approximately 25.9% of the Company's issued and outstanding Shares. Holger Timm and Ventegis retain the right to direct the receipt of proceeds from, and the proceeds from the sale of, the 6,872,796 Shares.

To the knowledge of MFC, none of its directors or executive officers have any power to vote or dispose of any Shares of the Company, nor did they, or MFC, effect any transactions in such Shares during the past 60 days, except as disclosed herein.

ITEM  6.     CONTRACTS,  ARRANGEMENTS,  UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
              RESPECT  TO  SECURITIES  OF  THE  ISSUER.

In addition to being granted voting rights over the 6,872,796 Shares, MFC was granted a right of first refusal pursuant to and for the term of the Agreement to purchase all, but not less than all, of any Shares which Holger Timm and/or Ventegis propose to sell to an arm's length purchaser. The Agreement is filed as
Exhibit  1  to  this Schedule 13D/A  and  is  incorporated  herein by reference.

ITEM  7.     MATERIAL  TO  BE  FILED  AS  EXHIBITS.




Exhibit Number        Description
--------------        -----------
     1                Agreement among MFC Bancorp Ltd., Holger Timm and Ventegis
                      Capital AG, and Consors Capital Bank AG dated for reference
                      October 29, 2001.



                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             MFC  BANCORP  LTD.

                                        By: /s/  Roy Zanatta
                                        ---------------------------
                                                (Signature)

                                        Roy Zanatta, Secretary
                                        ---------------------------
                                             (Name  and  Title)

                                             December 12,  2001
                                         --------------------------
                                                    (Date)

                                  EXHIBIT INDEX




Exhibit Number          Description
--------------          -----------
     1                  Agreement among MFC Bancorp Ltd., Holger Timm and Ventegis
                        Capital AG, and Consors  Capital  Bank  AG  dated  for
                        reference  October  29,  2001.

